EXHIBIT m.2

               AMENDED DISTRIBUTION AND SHAREHOLDER SERVICING PLAN


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               AMENDED DISTRIBUTION AND SHAREHOLDER SERVICING PLAN
                              PHOENIX ADVISER TRUST
                                 CLASS C SHARES

         WHEREAS, Phoenix Adviser Trust (the "Trust") engages in business as an open-end management investment company and is or will be registered as such under the Investment Company Act of 1940, as amended (the "Act");

         WHEREAS, shares of beneficial interest of the Trust will initially be divided into multiple series ("Funds"), each with multiple classes of shares (and additional classes may be added in the future), one of which is designated the "Class C Shares;"

         WHEREAS, Phoenix Equity Planning Corporation ("Distributor") currently serves as the distributor of the Class C Shares pursuant to a Distribution Agreement. The Trust may change the Distributor from time to time.

         NOW, THEREFORE, the Trust hereby adopts with respect to the Class C Shares of each Fund, and the Distributor hereby agrees to the terms of, the Plan, in accordance with Rule 12b-1 under the Act, on the following terms and conditions:

         1. A. The Trust shall pay to the Distributor, as the distributor of the Class C Shares, a fee for distribution of the shares at the rate of up to 0.75% on an annualized basis of the average daily net assets of the Class C Shares, provided that, at any time such payment is made, whether or not this Plan continues in effect, the making thereof will not exceed any applicable limitation on such payments imposed by rules of the National Association of Securities Dealers, Inc. ("NASD"). Such fee shall be calculated and accrued daily and paid on the first business day of each calendar month for the preceding month or at such other intervals as the Trustees shall determine.

             B. The Trust shall pay to the Distributor, as the distributor of the Class C Shares, a service fee at the rate of up to 0.25% on an annualized basis of the average daily net assets of the Class C Shares, provided that, at any time such payment is made, whether or not this Plan continues in effect, the making thereof will not exceed any applicable limitation on such payments imposed by rules of the NASD. Such fee shall be calculated and accrued daily and paid on the first business day of each calendar month for the preceding month or at such other intervals as the Trustees shall determine.

         2. A. The amount set forth in paragraph 1. A. of this Plan shall be paid for the Distributor's services as distributor of Class C Shares in connection with any activities or expenses primarily intended to result in the sale of the Class C Shares, including, but not limited to, payment of compensation, including incentive compensation, to securities dealers and other financial institutions and organizations (collectively, the "Service Providers") for distribution related services for the Class C Shares.

             B. The amount set forth in paragraph 1. B. of this Plan may be used by the Distributor to pay Service Providers (which may include the Distributor itself) for servicing shareholder accounts. These services may include, but are not limited to, the following functions: providing facilities to answer questions from existing investors about the Funds;

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receiving and answering correspondence; assisting investors in changing dividend and other account options and any other activities for which "service fees" may be paid under Rule 2830 of the NASD Conduct Rules.

         3. The Distributor is also authorized to engage directly in any activities relating to the purposes of this Plan. Payments under the Plan are not tied exclusively to actual distribution and service expenses, and the payments may exceed distribution and service expenses actually incurred. The Distributor may retain some or all fees payable under the Plan in certain circumstances, including when there is no Service Provider of record or when qualification standards have not been met by the Service Provider of record.

         4. This Plan shall not take effect until it, together with any related agreements, has been approved by votes of a majority of both (a) the Trustees of the Trust and (b) those Trustees of the Trust who are not "interested persons" of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Trustees"), cast in person at the meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

         5. After approval as set forth in paragraph 4, this Plan shall take effect as of the date of execution. The Plan shall continue in full force and effect as to the Class C Shares of each Fund of the Trust for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 4.

         6. The person authorized to direct the disposition of monies paid or payable by the Trust pursuant to the Plan shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report complying with the requirements of Rule 12b-1 under the Act regarding the amounts so expended under the Plan and the purposes for which such expenditures were made.

         7. This Plan may be terminated as to the Class C Shares of any Fund of the Trust at any time, without payment of any penalty, (a) by vote of a majority of the Rule 12b-1 Trustees or (b) by a vote of a majority of the outstanding voting securities (as defined in the Act) of the Class C Shares of the Fund. In the event this Plan is terminated or otherwise discontinued, no further payments hereunder will be made.

         8. This Plan may not be amended to increase materially the amount of distribution fee provided for in paragraph 1 hereof for any Fund unless such amendment is approved by a vote of a majority of the outstanding voting securities (as defined in the Act) of the Class C Shares of that Fund and no material amendment to the Plan shall be made unless approved in the manner provided for approval and annual renewal in paragraph 4 hereof.

         9. While this Plan is in effect, the selection and nomination of Trustees who are not "interested persons" (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees who are not such interested persons, or to a committee thereof.

         10. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 6 hereof, for a period of not less than six years from the date

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of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

         11. Any related agreements shall be in writing and shall provide that
(a) such agreement shall be subject to termination, without penalty, by vote of a majority of the outstanding voting securities (as defined in the Act) of the Class A Shares of the Fund on not more than 60 days' written notice to the other party to the agreement and (b) such agreement shall terminate automatically in the event of its assignment.




[Adopted at a Meeting of the Board of Trustees held June 13, 2005.]